HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

17 July 2007

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

07025513

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Company Announcement Re: Graeme Hutton

Yours faithfully

M P WRIGHT
Executive Director

Enc:

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

dlw 7/26

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

17 July 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: GRAEME HUTTON

The directors and staff of Herald Resources Ltd are deeply saddened to advise that long-standing director Graeme Hutton passed away last night.

Graeme had been a director of Herald since 1983 and was involved in its transformation to a successful resources company from that time. He will be greatly missed by all who knew him.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

END